UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            SCHEDULE 13G
                           (Rule 13d-102)

         INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

              Under the Securities Exchange Act of 1934



                   Digital Transmission Systems, Inc.
                           (Name of Issuer)

                Common Stock, par value $.01 per share
                     (Title of Class of Securities)

                               25387N 10 9
                              (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 25387N 10 9

1.       NAME OF REPORTING PERSON(S)
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

         Sirrom Capital Corporation -- Taxpayer I.D. No. 62-1583116

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      N/A
         (b)      N/A

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Tennessee

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:

5.       SOLE VOTING POWER

         Total of  390,244  shares  of Common  Stock  only  upon  conversion  of
         $4,000,000   aggregate   principal  amount   Subordinated   Debentures,
         immediately convertible at a Conversion Price of $10.25 per share.

6.       SHARED VOTING POWER

         N/A

7.       SOLE DISPOSITIVE POWER

         Total of  390,244  shares  of Common  Stock  only  upon  conversion  of
         $4,000,000   aggregate   principal  amount   Subordinated   Debentures,
         immediately convertible at a Conversion Price of $10.25 per share.

8.       SHARED DISPOSITIVE POWER

         N/A




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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Total of  390,244  shares  of Common  Stock  only  upon  conversion  of
         $4,000,000   aggregate   principal  amount   Subordinated   Debentures,
         immediately convertible at a Conversion Price of $10.25 per share.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

         N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.63% of Common Stock

12.      TYPE OF REPORTING PERSON*

         IV

         Item 1. (a)      Name of Issuer:
                          Digital Transmission Systems, Inc.

                 (b)      Address of Issuer's Principal Executive Offices:
                          3000 Northwoods Parkway, Building 330
                          Norcross, Georgia 30071

         Item 2. (a)      Name of Person Filing:
                          Sirrom Capital Corporation

                 (b)      Address of Principal Business Office, or if None,
                          Residence:
                          500 Church Street, Suite 200
                          Nashville, Tennessee 37219

                 (c)      Citizenship:
                          Tennessee

                 (d)      Title of Class of Securities:
                          Common Stock, par value $.01 per share

                 (e)      CUSIP Number:
                          25387N 10 9




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         Item 3.   Filing Pursuant to Rule 13d-1(b):

                  This statement is filed pursuant to Rule 13d-1(b). The person filing is an Investment Company registered under Section 8 of the Investment Company Act.

         Item 4.  Ownership.

                  If more than five percent of the class is owned, indicate:

                    (a)    Amount beneficially owned:
                           Total of 390,244 shares of Common Stock only upon conversion of $4,000,000 aggregate principal amount Subordinated Debentures, immediately convertible at a Conversion Price of $10.25 per share.

                    (b)    Percent of class:
                           8.63% of Common Stock

                    (c) Number of shares as to which such person has:

                             (i)  Sole power to vote or direct the vote:

                                  Total of 390,244 shares of Common Stock only upon conversion of $4,000,000 aggregate principal amount Subordinated Debentures, immediately convertible at a Conversion Price of $10.25 per share.

                             (ii) Shared power to vote or to direct the vote:

                                      N/A.

                             (iii) Sole  power  to  dispose  or  to  direct  the
                                   disposition of:

                                   Total of 390,244 shares of Common Stock only upon conversion of $4,000,000 aggregate principal amount Subordinated Debentures, immediately convertible at a Conversion Price of $10.25 per share.

                              (iv) Shared  power to  dispose  or to  direct  the
                                   disposition of:

                                   N/A.

         Item 5.  Ownership of Five Percent or Less of a Class.
                  N/A

         Item 6.  Ownership of More Than Five Percent on Behalf of Another
                  Person.
                  N/A




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         Item 7.  Identification  and Classification of the Subsidiary which
                  Acquired the Security Being Reported on By the Parent Holding Company.
                  N/A

         Item 8.  Identification and Classification of Members of the Group.
                  N/A

         Item 9.  Notice of Dissolution of Group.
                  N/A

         Item 10. Certification.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




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                                                     SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January  10, 1998   SIRROM CAPITAL CORPORATION


                                          By: /s/ Carl W. Stratton
                                              Carl W. Stratton
                                              Chief Financial Officer